Filed Pursuant to Rule 433

Free Writing Prospectus dated March 24, 2011

Related to Preliminary Prospectus

Supplement dated March 21, 2011

and Prospectus dated July 28, 2010

Registration Statement No. 333-168180

Final Term Sheet

Gulfport Energy Corporation

4,800,000 Shares of Common Stock

Issuer:	Gulfport Energy Corporation (the “Company”)

Symbol:	NYSE: GPOR

Security:	Common stock of the Company, par value $0.01 per share

Common stock offered by the Company:	2,400,000 shares, representing an increase of 400,000 shares over the 2,000,000 shares described in the preliminary prospectus filed with the SEC on March 21, 2011

Common stock offered by the Selling Stockholder:	2,400,000 shares, representing an increase of 400,000 shares over the 2,000,000 shares described in the preliminary prospectus

Underwriters’ option to purchase additional shares from the Company:	360,000 shares, representing 60,000 shares more than the 300,000 over-allotment shares described in the preliminary prospectus

Underwriters’ option to purchase additional shares from the Selling Stockholder:	360,000 shares, representing 60,000 shares more than the 300,000 over-allotment shares described in the preliminary prospectus

Common stock to be outstanding after the offering:	47,070,930 shares (47,430,930 shares if the over-allotment option granted by the Company is exercised in full), in each case excluding 112,891 shares of restricted common stock awarded under the Company’s Amended and Restated 2005 Stock Incentive Plan but not yet vested and shares issuable upon exercise of outstanding options and warrants

Public offering price:	$32.00 per share

Trade date:	March 25, 2011

Settlement and delivery date:	March 30, 2011

Proceeds to the Company, before expenses:	$30.56 per share; $73,344,000 total ($84,345,600 if over-allotment option granted by the Company is exercised in full)

Proceeds to the Selling Stockholder, before expenses:	$30.56 per share; $73,344,000 total ($84,345,600 if over-allotment option granted by the Selling Stockholder is exercised in full)

Use of proceeds:	The Company intends to use the net proceeds from this offering to fund its pending Utica Shale acquisition and for general corporate purposes, which may include expenditures associated with its 2011 drilling programs. Pending application of the net proceeds for such purposes, the Company will repay the outstanding indebtedness under its revolving credit facility

Lead Managers:	Credit Suisse Securities (USA) LLC
Johnson Rice & Company L.L.C.

Senior Co-Managers:	SunTrust Capital Markets, Inc.
Scotia Capital (USA) Inc.

Co-Managers:	Rodman & Renshaw, LLC
C. K. Cooper & Company, Inc.
Pritchard Capital Partners, LLC
Simmons & Company International

Conflicts of Interest:	An affiliate of Scotia Capital (USA) Inc. is a lender under the Company’s revolving credit facility and will receive a portion of the net proceeds from this offering through the repayment of indebtedness under the credit facility. Because at least 5% of the net proceeds from this offering are intended to be used to reduce indebtedness owed by the Company to this affiliate of the Company’s lender, this offering is being conducted in compliance with the applicable requirements of Financial Industry Regulatory Authority, or FINRA, Rules 5110 and 5121.

The Company has filed a registration statement (including a prospectus dated July 28, 2010 and a preliminary prospectus supplement dated March 21, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-8863 or Johnson Rice & Company L.L.C. toll-free at 1-800-443-5924.